UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Audition Showdown Inc.

(Exact name of registrant as specified in its charter)

Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

40 King Street West, Suite 1700

Ontario, Canada, M5H 3Y2

(Mailing Address of principal executive offices)

(647) 271-1312

Issuer’s telephone number, including area code

Item 2. Other Information

On August 13, 2020 and September 21, 2020, Audition Showdown Inc. (the “Company”) issued promissory notes in principal amounts of CDN$50,000 and CDN$30,000 to a shareholder. The promissory notes do not bear interest and mature 1 year from their respective issuance dates. The notes are prepayable at any time and must be repaid in the event the Company raises more than $1 million from offerings of common shares of the Company. Copies of the promissory notes are filed as exhibit 6.5 to this report.

Item 3. Financial Statements

AUDITION SHOWDOWN INC.

STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2020

Expressed in Canadian Dollars	$
	6 Months Ended	$ Year Ended
	June 30, 2020	December 31, 2019

ASSETS
Current assets
Cash	61,234	17,342
Prepaid expense	-	1,948
Due from shareholders ( note 7 )	4,200	4,200
Taxes and other receivables	20,713	-
	86,147	23,490
Non-current assets
Deferred income tax	9,203	9,203
Total Assets	95,350	32,693

LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities ( note 5 )	318,286	29,018
Deposit held for issuance of shares	-	25,000
Total Liabilities	318,286	54,018

Deficit
Share capital ( note 7 )	545,391	4,200
Deficit	(768,327)	(25,525)

Total Equity	(222,936)	(21,325)

Total Liabilities and Equity	95,350	32,693

Subsequent Events ( note 9 )

(See accompanying notes to financial statements)

On behalf of the Board

/s/ John McMahon	Director

/s/ Damian Lee	Director

AUDITION SHOWDOWN INC.

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Expressed in Canadian Dollars	$

EXPENSES
Office and administration	129,550
Management fees	167,500
Advertising and promotion	87,473
Filing and registration fees	150,823
Website design and maintenance	58,658
Professional fees	123,534
Travel	25,263
742,802

NET LOSS AND COMPREHENSIVE LOSS	(742,802)

(See accompanying notes to financial statements)

AUDITION SHOWDOWN INC.

STATEMENT OF CHANGES IN DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Expressed in Canadian Dollars

	Issued Capital			Total
	Shares	Amount	Deficit	Deficit
	#	$	$	$
Balance, September 30, 2019	-	-	-	-

Shares issued during the period ( note 7 )	42,000,000	4,200	-	4,200
Net loss and comprehensive loss	-	-	(25,525)	(25,525)
Balance, December 31, 2019	42,000,000	4,200	(25,525)	(21,325)
Shares issued during the period ( note 7 )	12,310,200	541,191	-	541,191
Net loss and comprehensive loss	-	-	(742,802)	(742,802)
Balance, June 30, 2020	54,310,200	545,391	(768,327)	(222,936)

(See accompanying notes to financial statements)

AUDITION SHOWDOWN INC.

STATEMENT OF CASH FLOW

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Expressed in Canadian Dollars	$

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

Net loss	(742,802)
Changes in non-cash working capital:
Prepaid expense	(1,948)
Accounts payable and accrued liabilities	288,577
Taxes and other receivables	(20,713)
471,608
Cash used in operating activities	(471,608)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Share capital issued	515,500
Cash provided by financing activities	515,500
NET CHANGE IN CASH	43,892
CASH, BEGINNING OF PERIOD	17,342
CASH, END OF PERIOD	61,234

(See accompanying notes to financial statements)

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

1	NATURE AND OPERATIONS OF BUSINESS

Audition Showdown Inc. (the “Company”) was incorporated on September 30, 2019 under the laws of the Province of Ontario, Canada. The address of the Company’s registered office is 40 King Street West, Suite 1700, Toronto, Ontario.

The Company plans to develop and maintain a social media platform that focuses on talent and performance.

2	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

3	BASIS OF PREPARATION

The unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, all adjustments considered necessary in order to make the interim financial statements not misleading have been included.

Basis of measurement

These financial statements have been prepared under the historical cost basis, except for specific financial instruments which are measured at fair market value, as explained in the accounting policies below.

Functional and presentation currency

The Company’s financial statements are reported in Canadian dollars which is its functional and presentation currency.

Adoption of IFRS standards

These financial statements are the first financial statements prepared in accordance with IFRS. The Company has adopted IFRS effective September 30, 2019 (“the transition date”), the date of incorporation and commencement of operations.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2020 reporting period. Based on Company’s assessment of the impact of such standards, there are no standards that are not yet effective and that would be expected to have a material impact of the entity in the current and future reporting periods and on foreseeable future transactions.

Estimation uncertainty

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. The actual results may differ from the estimates and assumptions by management. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

3	BASIS OF PREPARATION (continued)

Estimation uncertainty (continued)

Key Sources of Estimation Uncertainty

The following are the key estimates and related assumptions concerning the sources of estimation uncertainty that have a significant risk of causing adjustments to the carrying amount of assets and liabilities:

Income taxes

Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Judgments are made by management to determine the likelihood of whether deferred tax assets will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an adjustment in the deferred tax assets as well as an income impact in the period in which the change occurs.

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

4	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied during the period presented.

Cash

Cash consists of cash held in bank accounts with Canadian Chartered Banks and cash on hand.

Financial instruments

Financial instruments are contracts that give rise to a financial asset or a financial liability. The Company initially recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the financial instruments. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company de-recognizes financial liabilities when the obligations are discharged, cancelled or expire.

Financial assets are classified in the following measurement categories: amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). Financial liabilities are classified in the following measurement categories: amortized cost or FVTPL.

All financial assets and financial liabilities are initially measured at fair value plus or minus, in the case of an item not classified as FVTPL, directly attributable transaction costs.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

4	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets

The Company’s financial assets consist of cash. Cash is measured at FVTPL.

Amortized cost

Financial assets classified as amortized cost are non-derivative assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Fair value through profit or loss

Financial assets classified as FVTPL are measured at fair value with changes in fair value recognized in net profit or loss.

Fair value through other comprehensive income

Financial assets classified as FVTOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVTOCI. They are carried at fair value with unrealized gains or losses recognized in other comprehensive income or loss.

Impairment of financial assets

Financial assets not measured as FVTPL are assessed for indicators of impairment a the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterpart; default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial liabilities

The Company’s financial liabilities consist of accounts payable and accrued liabilities. Accounts payable and accrues liabilities are measured at amortized cost.

Amortized cost

After initial recognition at fair value, financial liabilities are measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition. Any changes in value are recognized in the statements of income and comprehensive income.

Fair value through profit or loss

This category comprises of financial liabilities incurred related to held for trading or derivative instruments. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive income.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

4	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial assets. The Company’s common shares are classified as equity instruments. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity.

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

A deferred tax asset is recognized to the extent that is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the statement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at historical exchange rates. Revenue and expense items, other than amortization, are translated at the rate of exchange in effect on the transaction date. An exchange gain or loss that arises on translation or settlement of a foreign currency denominated monetary item is included in the determination of total comprehensive income for the year.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly to control the other party or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are under common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance and are measured at the fair value.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

4	SIGNIFICANT ACCOUNTING POLICIES (continued)

Other comprehensive income (loss)

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit or loss such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to translation of the financial statements of foreign operations and items that will be reclassified subsequently directly to equity. The Company’s comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the statements of comprehensive income (loss) and the statements of changes in equity (deficit).

Loss per share

Per IAS 33 “Earnings per Share” applies to a company whose common shares or potential common shares are traded in a public market or that files, or is in the process of filing, its financial statements with a securities commission or other regulatory organization for the purpose of issuing common shares in a public market. Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. As at June 30, 2020, the Company did not have any stock options or warrants issued.

5	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised as follows:

$

Trade payable	318,286

6	RELATED PARTY INFORMATION

Due from shareholders

These receivables are non-interest bearing, unsecured and have no specific terms of repayment.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities are amounts owing to Thought Launch Capital & Advisory, a company under common management, in the amount of $14,057.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and include directors. No salaries or other benefits were paid to key management personnel, including directors, during the year.

Unless otherwise noted, related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

7	SHARE CAPITAL

Authorized, unlimited number of:

Common shares, no par value

Multiple voting shares, each share has 25 votes, no par value

		$
Issued
36,310,200	Common shares	543,591
18,000,000	Multiple voting shares	1,800

54,310,200		545,391

During the period ended June 30, 2020, the Company entered into the following capital transaction:

24,000,000	Issuance of common shares on September 30, 2019 at $0.0001 per share, not fully paid as at June 30, 2020;

18,000,000	Issuance of multiple voting shares on September 30, 2019 at $0.0001 per share, not fully paid as at June 30, 2020.

5,405,000	Issuance of common shares at $0.10 per share for $540,500; and

6,905,200	Issuance of common shares in exchange for business advisory services provided @ $0.0001 per share.

8	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company that are recorded at fair value have been classified into levels using a fair value hierarchy. The three levels of the fair value hierarchy are defined below:

Level 1	-	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	-	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices); and

Level 3	-	inputs for the asset or liability that are not based on observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at June 30, 2020, the Company’s cash was classified as Level 1 measurement. As at June 30, 2020, the Company had no financial instruments classified at Level 2 and Level 3.

Fair values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties. The Company does not have a significant exposure to any individual third party.

AUDITION SHOWDOWN INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

Expressed in Canadian Dollars

8	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled in cash or other financial assets. The Company’s approach to manage liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The majority of current assets reflected on the statements of financial position are highly liquid. As at June 30, 2020, the Company had current assets of $95,350 to settle current liabilities of $318,286. The Company does not anticipate any issues with repayment of the current liabilities as they come due.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Company does not hold any assets denominated in currencies other than the Canadian dollar and is not subject to foreign currency risk.

Capital management

As at June 30, 2020, the Company was not subject to any regulatory capital requirements. The Company’s capital is composed of equity, including shareholders’ equity and deficit.

The Company’s objectives when managing capital include:

(a) ensuring that the Company meets relevant regulatory capital requirements, when applicable; and

(b) ensuring that the Company is able to meet its financial obligations as they become due.

9	SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 8, 2020, the date these financial statements were available to be issued. Based on this evaluation, the following additional material events were identified which require adjustment or disclosure in these financial statements.

On August 13, 2020 and September 21, 2020, the Company issued promissory notes to a related party in principal amounts of $50,000 and $30,000, respectively. The promissory notes do not bear interest and mature 1 year from their respective issuance dates. The notes are prepayable at any time and must be repaid in the event the Company raises more than $1 million USD from the offerings of common shares of the Company.

On May 12, 2020, the Company filed an offering statement with the Securities and Exchange Commission in connection with a proposed offering of up to $50 million USD of its common shares pursuant to Regulation A of the Securities Act, to raise additional capital for operations. The offering statement was qualified by the Securities and Exchange Commission on July 10, 2020.

Item 4. Exhibits

Exhibit Number	Description

6.5	Promissory Notes

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ontario, Canada, on October 8, 2020.

Audition Showdown Inc.

/s/ John McMahon
By: John McMahon, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ John McMahon
John McMahon, Chief Executive Officer,
Principal Financial Officer, Principal Accounting Officer, Director
Date: October 8, 2020

/s/ Damian Lee
Damian Lee, Director
Date: October 8, 2020